UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

U.S. Precious Metals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91239R102

(CUSIP Number)

September 28, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 91239R102	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter Toscano
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: US
	5. SOLE VOTING POWER	6,890,000
NUMBER OF SHARES BENEFICIALLY OWNED	6. SHARED VOTING POWER	0
BY EACH REPORTING PERSON WITH	7. SOLE DISPOSITIVE POWER	6,890,000
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,890,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.11%**
12.	TYPE OF REPORTING PERSON: IN

* Consists of 2,390,000 shares of common stock presently owned and 4,500,000 shares of common stock which Mr. Toscano has the right to acquire within the next 60 days.

** Based upon an aggregate of 82,717,482 shares of common stock outstanding as of August 31, 2011 as reported in U.S. Precious Metals, Inc.’s latest 10-K/A filed with the Securities and Exchange Commission on September 20, 2011.

CUSIP NO. 91239R102	Page 3 of 6

Item 1.
	(a)	Name of Issuer: U.S. Precious Metals, Inc.

	(b)	Address of Issuer's Principal Executive Offices: 15122 Tealrise Way, Lithia, Florida 33547

Item 2.
(a)	Name of Person Filing: This statement is filed on behalf of the following persons: Peter Toscano

(b)	Address of Principal Business Office or, if None, Residence: 18 Pond View, Saint James NY 11780

(c)	Citizenship: Mr. Toscano is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock, par value $.00001 per share

(e)	CUSIP Number:

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [X ]

CUSIP NO. 91239R102	Page 4 of 6

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Mr. Peter Toscano

(a)	Amount Beneficially Owned: 6,890,000

(b)	Percent of Class:

	8.3% **

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote	6,890,000

	(ii)	shared power to vote or to direct the vote	0

	(iii)	sole power to dispose or to direct the disposition of	6.890.000

	(iv)	shared power to dispose or to direct the disposition of	0

* Consists of 2,390,000 shares of common stock presently owned and 4,500,000 shares of common stock which Mr. Toscano has the right to acquire within the next 60 days.

** Based upon an aggregate of 82,717,482 shares of common stock outstanding as of August 31, 2011 as reported in U.S. Precious Metals, Inc.’s latest 10-K/A filed with the Securities and Exchange Commission on September 20, 2011.

CUSIP NO. 91239R102	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 91239R102	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Peter Toscano